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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY
            Kinross Gold Corporation ("Kinross" or the "Company"), 52nd Floor, 40 King St. West,
            Toronto, ON   M5H 3Y2

ITEM 2.     DATE OF MATERIAL CHANGE
            January 11, 2005

ITEM 3.     NEWS RELEASE
            News release was issued by Kinross in Toronto on January 11, 2005 with respect to the material change and filed via SEDAR.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Kinross announced its President and CEO, Robert M. Buchan, will step down in April, 2005.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Kinross announced that Mr. Robert M. Buchan has decided to step down as President and Chief Executive Officer of the Company following the Annual General Meeting on April 27th of this year, and assume the role of Non-Executive Chairman. The Board of Directors has established a search committee which will be working with outside advisors to identify his replacement

ITEM 6.     RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT
            51-102
            N/A

ITEM 7.     OMITTED INFORMATION
            N/A

ITEM 8.     EXECUTIVE OFFICER
            Ms. Shelley M. Riley
            Corporate Secretary
            Telephone: (416) 365-5198
            Facsimile: (416) 365-0237

ITEM 9.     DATE OF REPORT
            January 12, 2005


                                               KINROSS GOLD CORPORATION

                                               PER:   /s/Shelley Riley
                                                      --------------------
                                                      Shelley Riley
                                                      Corporate Secretary